Exhibit 11

PACIFICA BANCORP, INC.

COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended June 30,		For Six Months Ended June 30,
(Dollars in thousands, except for per share data)	2004	2003	2004	2003
Income from continuing operations	$762	$218	$1,634	$449
Loss from discontinued operations	—	(23)	—	(148)

Net income	$762	$195	$1,634	$301
Less accrued perpetual preferred stock dividends	—	(8)	—	(16)

Net income available to common shareholders	$762	$187	$1,634	$285

Computation of average shares outstanding

Shares outstanding at beginning of the period	3,234,868	3,260,368	3,233,008	3,260,368

Additional shares deemed outstanding because of stock dividends	—	—	—	—

Additional shares deemed outstanding because of stock splits	—	—	—	—

Shares repurchased	—	—	—	—

Shares issued during the period times average time outstanding during the period	—	—	1,860	—

Average basic shares outstanding	3,234,868	3,260,368	3,234,868	3,260,368

Dilutive shares	105,629	1,580	93,805	2,080

Average diluted shares outstanding	3,340,497	3,261,948	3,328,673	3,262,448

Basic:
Continuing operations	0.24	0.07	0.51	0.14
Discontinued operations	$—	$(0.01)	$—	$(0.05)

Total	$0.24	$0.06	$0.51	$0.09

Diluted:
Continuing operations	$0.23	$0.07	$0.49	$0.13
Discontinued operations	$—	$(0.01)	$—	$(0.04)

Total	$0.23	$0.06	$0.49	$0.09